August 4, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Rucha Pandit

Re:	Katapult Holdings, Inc. Registration Statement on Form S-1 (File No. 333-288985)

Dear Ms. Pandit:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on August 7, 2025 or as soon thereafter as is practicable.

Please do not hesitate to contact Nicole Brookshire of Davis Polk & Wardwell LLP at (212) 450-4206 with any questions or comments with respect to this letter.

Sincerely,

Katapult Holdings, Inc.

By:	/s/ Orlando Zayas
Name: Orlando Zayas
Title: Chief Executive Officer

Via EDGAR

CC: Nicole Brookshire, Davis Polk & Wardwell LLP